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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Jon R. Bauer
    c/o Contrarian Capital Advisors, L.L.C.
    411 West Putnam Avenue
    Suite 225
    Greenwich, Connecticut 06830

2.  Date of Event Requiring Statement (Month/Day/Year)

    December 9, 1998

3.  IRS Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Harvard Industries, Inc.
    HAVAV

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    (X) Director* ( ) 10% Owner ( ) Officer (give title below) (X) Other
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

Common Stock            2,859,529**      (I)             Managing Member of
                                                         General Partner
                                                         or Investment Manager



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            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4.Conver-      5.Ownership     6.Nature of
  Derivative     cisable and     of Securities          sion or        Form of         Indirect
  Security       Expiration      Underlying             Exercise       Derivative      Beneficial
                 Date            Derivative Security    Price of       Security:       Ownership
                 (Month/Day/      ---------------       Deri-          Direct(D) or
                 Year)           Title   Amount or      vative         Indirect (I)
               ---------------           Number of      Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date

EXPLANATION OF RESPONSES:

* The reporting person is a member of the Board of Directors of Harvard Industries, Inc. and is a Managing Member of Contrarian Capital Advisors, L.L.C. and Contrarian Capital Management, L.L.C., registered investment advisers that have voting power and investment power with respect to securities in their clients' accounts, including the securities described hereon.

** The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Rule 16a-1(a)(1) or (a)(2) of the Securities Exchange Act of 1934 or for any other purpose.

SIGNATURE OF REPORTING PERSON


  /s/ Jon R. Bauer
  _____________________________
  Jon R. Bauer

DATE
December 21, 1998












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